UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-37720

INNOCOLL HOLDINGS PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Innocoll AG

Unit 9, Block D

Monksland Business Park

Monksland, Athlone

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-207184), filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2015, as amended on October 8, 2015 and May 16, 2016, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Entry into a Material Definitive Agreement

Underwriting Agreement

On June 16, 2016, Innocoll Holdings plc (the "Company") entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC (“Morgan Stanley”) and Piper Jaffray & Co., as representatives (the “Representatives”) of the underwriters identified therein (the “Underwriters”), with respect to the sale by the Company of 5,725,000 ordinary shares, together with a 30-day option granted to the Underwriters to purchase up to an additional 878,750 ordinary shares to cover over-allotments, if any (collectively, the “Public Offering Shares”). The Public Offering Shares are being sold to the public at an offering price of $7.00 per share, less an underwriting discount of 6% payable by the Company (the “Offering”).

The Public Offering Shares will be issued pursuant to a final prospectus supplement filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-207184), as amended, which became effective on May 23, 2016. The Company expects to close the Offering on or about June 22, 2016, subject to the satisfaction of customary closing conditions as set forth in the Underwriting Agreement.

The Underwriting Agreement contains customary representations and warranties by the Company, and customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties, lock-up and termination provisions.

Because an affiliate of Morgan Stanley beneficially owns more than 10% of the Company's outstanding ordinary shares, Morgan Stanley was deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121 with regards to the Offering. Accordingly, the Offering was conducted in accordance with Rule 5121, including the participation of Piper Jaffray & Co. as a “qualified independent underwriter”.

The Underwriting Agreement has been attached hereto as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties in connection with the execution of the Underwriting Agreement.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto and is incorporated herein by reference.

The Company issued a press release on June 13, 2016, announcing the launch of the Offering and a press release on June 16, 2016, announcing the pricing of the Offering. Copies of each press release are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

Exhibits

No.	Description
1.1	Underwriting Agreement
4.1	Specimen Ordinary Share Certificate
5.1	Opinion of William Fry
8.1	Opinion of William Fry as to Irish tax matters
8.2	Opinion of Dentons US LLP as to U.S. tax matters
23.1	Consent of William Fry (included in its opinion filed as Exhibit 5.1 hereto)
23.2	Consent of Dentons US LLP (included in its opinion filed as Exhibit 8.2 hereto)
99.1	Press Release dated June 13, 2016
99.2	Press Release dated June 16, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL HOLDINGS PLC

By:	/s/ Jose Carmona
	Name:	Jose Carmona
	Title:	Chief Financial Officer

Date: June 20, 2016